

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010                                          February 25, 2009

Mr. Adam S. Wimmer
President
Quality Alliance Group, Inc.
13406 Sir Britton Court
Chesterfield, VA 28832

   **Re: Quality Alliance Group
     Form 10-12G/A filed February 11, 2009
     File No. 000-53544**

Dear Mr. Wimmer:

  We have completed our review of your Form 10 and have no further comments at this time.

  If you have any further questions regarding our review of your filings, please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3760.

          Sincerely,

          Pamela A. Long
          Assistant Director